UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hawaiian Telcom Holdco, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

420031106

(CUSIP Number)

Christopher J. Wilson

Cincinnati Bell Inc.

221 East Fourth Street

Cincinnati, OH 45202

+1 513 397 9900 (Tel)

With a copy to:

Robert I. Townsend, III

O. Keith Hallam, III

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

+1 212 474 1000 (Tel)

+1 212 474 3700 (Fax)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420031106

1.	Name of Reporting Person Cincinnati Bell Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) amends the original statement on Schedule 13D, filed by the Reporting Person on July 18, 2017 (the “Original Statement”) relating to the common stock, par value $0.01 per share (“Hawaiian Telcom Common Stock”), of Hawaiian Telcom Holdco, Inc., a corporation organized and existing under the laws of Delaware (“Hawaiian Telcom”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Statement. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Statement.

Item 1. Security and Issuer

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2. Identity and Background

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4. Purpose of Transaction

Item 4 of the Original Statement is hereby amended and supplemented by adding the following immediately prior to the second to last paragraph thereof:

On November 7, 2017, a special meeting of the stockholders of Hawaiian Telcom was held at the headquarters of Hawaiian Telcom at 1177 Bishop Street, Honolulu, Hawai‘i 96813 (the “Special Meeting”). At the Special Meeting, the stockholders of Hawaiian Telcom voted to, among other things, adopt the Merger Agreement and the Stockholders voted the Subject Shares as specified in the Voting Agreement. Accordingly, the Voting Agreement terminated in accordance with its terms at the conclusion of the Special Meeting on November 7, 2017. The Voting Agreement was the sole basis for the beneficial ownership by the Reporting Person of shares of Hawaiian Telcom Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) and (b) The Reporting Person and, to the best knowledge of the Reporting Person, none of the persons listed on Schedule A to the Original Statement, have beneficial ownership of any shares of Hawaiian Telcom Common Stock.

(c) Except as described in Item 4 of this Amendment No. 1, the Reporting Person and, to the best knowledge of the Reporting Person, none of the persons listed on Schedule A to the Original Statement, have effected any transactions in shares of Hawaiian Telcom Common Stock during the past sixty days.

(d) Not applicable.

(e) The Reporting Person ceased to be a beneficial owner of 5% or more of the Hawaiian Telcom Common Stock on November 7, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Statement is hereby amended and restated in its entirety as follows:

As described in Item 4 of this Amendment No. 1, the Voting Agreement terminated in accordance with its terms on November 7, 2017.

The Reporting Person and, to the best knowledge of the Reporting Person, none of the persons listed on Schedule A to the Original Statement, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Hawaiian Telcom or its subsidiaries other than the Merger Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Acquisition Corp. and Hawaiian Telcom Holdco, Inc. (incorporated by reference to the Schedule 13D filed by Cincinnati Bell Inc. on July 18, 2017).

10.1	Voting Agreement dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Haven Special Opportunities Fund III, L.P., Twin Haven Special Opportunities Partners III, L.L.C., Twin Haven Special Opportunities Fund IV, L.P., Twin Haven Special Opportunities Partners IV, L.L.C., Twin Haven Capital Partners, L.L.C., Robert Webster and Paul Mellinger (incorporated by reference to the Schedule 13D filed by Cincinnati Bell Inc. on July 18, 2017).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of November 7, 2017 that the information set forth in this statement is true, complete and correct.

Cincinnati Bell Inc.

By:	/s/ Christopher J. Wilson
Name:	Christopher J. Wilson
Title:	Vice President and General Counsel

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Acquisition Corp. and Hawaiian Telcom Holdco, Inc. (incorporated by reference to the Schedule 13D filed by Cincinnati Bell Inc. on July 18, 2017).

10.1	Voting Agreement dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Haven Special Opportunities Fund III, L.P., Twin Haven Special Opportunities Partners III, L.L.C., Twin Haven Special Opportunities Fund IV, L.P., Twin Haven Special Opportunities Partners IV, L.L.C., Twin Haven Capital Partners, L.L.C., Robert Webster and Paul Mellinger (incorporated by reference to the Schedule 13D filed by Cincinnati Bell Inc. on July 18, 2017).